                                                       Secure Digital, Inc.

                                                       2 Glenwood Lane

                                                       Huntington New York, 11743

November 26, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington DC

20549

Attention: Ryan Houseal Esq.

Re: Secure Digital, Inc.

We are writing in response to your comments of November 15, 2012.

Cover Page

1. Your cover page statement that you have elected to opt out of the extended transition period for complying with new or revised accounting standards is inconsistent with the disclosure in the second paragraph of the final risk factor presented on page 12. Please revise. Eliminate the cover page disclosure of your Section 107 election or explain to us why you believe that the election is key information that is appropriate for the cover page.

We have noted this and have eliminated the disclosure of the Company's  Section 107 election.

Risk Factors, page 7 General

2. We note the revisions made to the disclosures concerning your former auditor in response to prior comment 3 Please address the following:

• As previously requested, revise the inception date in the second paragraph to January 28, 2004;

We have revised the date to January 28, 2004

We note your disclosure that states, "Because our former Independent Registered Public Accounting Firm has ceased operations and has not re-issued the report that appears in the Company's November 30, 2008 audited financial statements on Form S-1 . . ." Since this audit report covers more than just the November 30, 2008 audited financial statements, please revise to disclose all periods addressed by this audit report, i.e., as of and for the two years ended November 30, 2008 and the cumulative period from January 28, 2004 (Inception) to November 30, 2008. Alternatively, you can omit reference to the financial statement dates and disclose that the former Independent Registered Public Accounting Firm has ceased Operations and has not re-issued the report that appears in the Company's Form S-1.

The Company's former Independent Registered Public Accounting Firm, . . . page 7

We  have revised this section with the following disclosure.

"Because our former Independent Registered Public Accounting Firm has ceased operations and has not re-issued the report that appears in the Company's Form S-1,  is a copy and investors have substantial risk associated with the reliance of the report by the Company's former Independent Registered Public Accounting Firm and may not be able to recover their investment in whole or in part. Additionally, the Company does not purport or disclaim any liability for the company's financial statements and are solely responsibility of management for the content of the financial statements."

3. Revise the heading of this risk factor to explain concisely the consequences to investors of  the lack of a re-issued report or consent from the prior auditor, i.e., the adverse impacts on potential claims by investors under the liability provisions of the Securities Act. Expand the text of the risk factor to describe how the lack of the consent impacts investor actions that assert claims under these liability provisions of the Securities Act.

We have revised this section with the following disclosure.

"The Company's former Independent Registered Public Accounting Firm that audited the Company's  Financial Statements from Inception January 28, 2004 to November 30, 2008, has ceased operations and has not re-issued or consented to the use of the report that appears in the Company's prospectus on Form S-1. Accordingly, investors are cautioned that any recourse or recovery they may have against or from such auditor arising out of our financial statements at November 30, 2008 and 2007 and the period from inception January 28, 2004 to November 30, 2008 may be limited (though any such limitation shall not have any effect upon our liability for such financial statements)."

We will not be required to comply with certain provisions of the Sarbanes . . .‚ page 11

4. The final sentence of the first paragraph of this risk factor indicates that management's report on the effectiveness of internal controls over financial reporting will not be required until the later of the filing of your second annual report or the date you are no longer an emerging growth company. The management's report will be required in your second annual report, but the auditor attestation concerning management's evaluation and conclusions as to effectiveness of internal controls over financial reporting will not be required so long as you remain an emerging growth company. Please revise the disclosure accordingly or advise.

We Have noted this comment and have revised the text in this risk factor with the following disclosure.

"Management's report on the effectiveness of internal controls over financial reporting will not be required until the later of the filing of your second annual report or the date you are no longer an emerging growth company. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating."

"We will incur increased costs and demands upon management as a result of complying with the laws and regulations. ..‚" Page 10

5. Discussion of your status as an emerging growth company appears to be separate and distinct from the risk identified in this risk factor heading. Be sure to avoid including language or text that is duplicative of disclosure that is currently included elsewhere in your document.

In this regard, we note that you currently discuss risks related to your status as an emerging growth company under the heading "We will not be required to comply with certain provision of the Sarbanes...."

We have revised this risk factor with the following disclosure, and have removed any duplicative disclosure

"As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC. In addition, our management team will also have to adapt to the requirements of being a public company. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our results of operations, financial condition, business and prospects.

As a public company, we also expect that it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers."

Selling Shareholders, page 12

6. Please clarify whether Mr. Danvers exercises sole or shared dispositive power of the shares offered for sale by Commguard, Inc.

We have noted this comment and have revised this section with the following disclosure.

"It should be noted that Mr. Danvers is the sole officer and director of Commguard Inc. and has sole voting power of the shares issued to Commguard Inc. and exercises sole power over the disposition of the shares held by Commguard Inc."

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 28

7.

Revise Management's Discussion and Analysis of Financial Condition and Results of Operations to limit the disclosure to information responsive to Item 303 of Regulation SK as applicable to your company. In this regard, the sub-section captioned "The Jumpstart our Business Startups Act of 2012" should be presented elsewhere in the filing and text under that subheading that repeats disclosure provided previously need not be presented.

We have noted this comment and have eliminated any repetitive disclosure and placed the disclosure in the Organization in the Last Five Years section.

8. We reissue prior comment 8 in part. You should revise your document throughout to accurately describe the development of your product and business. In this regard, we note that you disclose under "Product Development Plan" that you have completed your website. You indicate, however, under "Website Development Plan" that programming for your website is not complete.

We have revised the disclosure under these subheadings to make certain the disclosure is consistent.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

9.  We note that the fourth paragraph of Madsen and Associates CPA's audit report does not address the period from December 1, 2008 to November 30, 2011. Please have the auditors revise the fourth paragraph to add reference to this audited period.

We have noted this and our Auditor's have revised this section of their report.

Statements of Operations, page F-4

10. We note that you present the interim Statements of Operations for the three and nine months ended August 31, 2012 and comparable periods of the preceding year on page F4, however it appears this should reflect the annual Statements of Operations for the two years ended November 30, 2011 and the period from January 28, 2004 (Inception) to November 30, 2011. Please revise accordingly in your next amendment.

We have amended this error and have presented, Statements of Operations for the two years ended November 30, 2011 and the period from January 28, 2004 (Inception) to November 30, 2011

Yours truly,

/s/Peter Hodyno

Peter Hodyno, President